U.S. SECU[redacted]SION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Informa... 02022935 ...ealers Pursua... ...ties Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-13852

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Levine — 212-403-5539
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas	New York	New York	10036
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-78)

OATH OR AFFIRMATION

I, Paul Jenssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN M. LONG
Notary Public, State Of New York
No.01LO6057577
Qualified In New York County
Commission Expires April 23, 20 03

Notary Public

Signature

Chief Financial Officer

Title

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rothschild North America Inc. and Subsidiaries

Consolidated Financial Statements
As of and for the years ended
March 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholders
of Rothschild North America Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Rothschild North America Inc. and its subsidiaries (collectively the "Company") at March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 15, 2002

	March 31, 2002	March 31, 2001
Assets		
Cash and cash equivalents	$ 19,857,100	$ 67,182,500
Securities purchased under agreement to resell	65,000,000	10,000,000
Management, investment banking and advisory fees receivable, net	20,270,900	14,976,800
Receivable from related parties	7,801,700	6,424,700
Investments in limited partnerships, at fair value	4,312,200	5,228,300
Furniture, fixtures and leasehold improvements, at cost (net of accumulated depreciation and amortization of $8,868,500 and $6,994,300 in 2002 and 2001, respectively)	11,403,700	10,633,200
Deferred taxes	8,228,000	8,228,000
Prepaid expenses and other assets	2,683,800	3,201,400
Total assets	$139,557,400	$125,874,900
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	$ 69,218,700	$ 48,680,100
Payable to related parties	253,300	3,679,000
Notes payable	4,971,900	5,558,900
Notes payable to related parties	22,000,000	7,000,000
Deferred compensation and pension obligations	25,807,000	22,814,200
Total liabilities	122,250,900	87,732,200
Commitments and contingent liabilities (Note 9)		
Subordinated notes to related parties	20,000,000	20,000,000
Minority interest in subsidiary (Note 2)	6,548,900	5,906,400
Stockholders' (deficit)/equity	(9,242,400)	12,236,300
Total liabilities and stockholders' equity	$139,557,400	$125,874,900

The accompanying notes are an integral part of these consolidated financial statements.

Rothschild North America Inc. and Subsidiaries
Consolidated Statements of Operations

	For the year ended March 31, 2002	2001
Revenues		
Investment banking and advisory fees	$ 81,495,500	$ 56,597,900
Portfolio management fees	14,490,800	12,356,600
Resource advisory fees	11,230,400	11,504,900
Real estate advisory fees	8,800,300	11,612,700
Other	1,775,400	4,611,800
Total revenues	117,792,400	96,683,900
Expenses		
Employee compensation and benefits	102,560,300	77,808,200
Occupancy and equipment rental	8,442,100	9,109,400
Professional fees	8,111,100	9,306,800
Office expense	5,138,600	5,408,600
Travel and entertainment expense	5,097,000	4,861,500
Interest	3,807,700	2,922,500
Communications	2,089,200	1,918,100
Other	2,892,300	2,855,300
Total expenses	138,138,300	114,190,400
Loss before income tax expense and minority interest	(20,345,900)	(17,506,500)
Income tax expense	137,600	392,000
Loss before minority interest	(20,483,500)	(17,898,500)
Minority interest in net income of subsidiary	642,500	329,200
Net loss	$ (21,126,000)	$ (18,227,700)

The accompanying notes are an integral part of these consolidated financial statements.

Rothschild North America Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock ($.01 par, 651,000 Shares Authorized, 553,300 Shares Issued and Outstanding)	Special Common Stock ($1 par, 100 Shares Authorized, Issued and Outstanding)	Cumulative Preferred Stock ($.01 par, 71,400 Shares Authorized, Issued and Outstanding)	Convertible Preferred Stock ($.01 par, 7,000 Shares Authorized, Issued and Outstanding)	Treasury Stock at Cost	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' (Deficit)/ Equity
Balance, March 31, 2000	$ 5,500	$ 100	$ 700	$ 100	$ (2,346,700)	$ 25,670,700	$ (19,214,500)	$ 4,115,900
Net loss							(18,227,700)	(18,227,700)
Dividends declared on convertible preferred stock						(150,100)		(150,100)
Dividends declared on cumulative preferred stock						(142,800)		(142,800)
Additional capital contribution						27,000,000		27,000,000
Purchase of treasury stock					(359,000)			(359,000)
Balance, March 31, 2001	5,500	100	700	100	(2,705,700)	52,377,800	(37,442,200)	12,236,300
Net loss							(21,126,000)	(21,126,000)
Dividends declared on convertible preferred stock						(99,100)		(99,100)
Dividends declared on cumulative preferred stock						(142,800)		(142,800)
Purchase of treasury stock					(110,800)			(110,800)
Balance, March 31, 2002	$ 5,500	$ 100	$ 700	$ 100	$ (2,816,500)	$ 52,135,900	$ (58,568,200)	$ (9,242,400)

The accompanying notes are an integral part of these consolidated financial statements.

Rothschild North America Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the year ended March 31, 2002	2001
Cash flows from operating activities		
Net loss	$ (21,126,000)	$ (18,227,700)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities		
Depreciation and amortization	1,874,200	1,880,500
Deferred rent	248,500	248,500
Minority interest in net income of subsidiary	642,500	329,200
Unrealized gain on investments in limited partnerships	(284,200)	(714,700)
(Increase)/decrease in operating assets:		
Management, investment banking and advisory fees receivable, net	(5,294,100)	(827,100)
Receivable from related parties	(1,377,000)	5,574,000
Prepaid expenses and other assets	517,600	4,631,200
Increase/(decrease) in operating liabilities:		
Accounts payable and accrued expenses	20,301,800	6,072,600
Payable to related parties	(3,425,700)	2,847,100
Deferred compensation	2,992,800	4,098,700
Net cash (used in)/provided by operating activities	(4,929,600)	5,912,300
Cash flows from investing activities		
Repayments of note receivable	-	822,600
Securities purchased under agreement to resell	(55,000,000)	12,000,000
Purchase of furniture, fixtures and leasehold improvements	(2,644,700)	(3,977,800)
Distribution received from investments in limited partnerships	1,223,100	2,668,000
Purchase of investments in limited partnerships	(22,800)	(895,600)
Net cash (used in)/provided by investing activities	(56,444,400)	10,617,200
Cash flows from financing activities		
Issuance of notes payable to related parties	15,000,000	-
Issuance of note payable	-	503,200
Purchase of treasury stock	(110,800)	(359,000)
Repurchase of minority interest in subsidiary	-	(5,786,200)
Dividends paid	(253,600)	(251,000)
Payments on note payable	(587,000)	-
Issuance of subordinated notes to related parties	-	20,000,000
Additional capital contribution	-	27,000,000
Net cash provided by financing activities	14,048,600	41,107,000
Net (decrease)/increase in cash and cash equivalents	(47,325,400)	57,636,500
Cash and cash equivalents, beginning of year	67,182,500	9,546,000
Cash and cash equivalents, end of year	$ 19,857,100	$ 67,182,500
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 3,021,700	$ 2,285,000
Cash received for taxes, net	$ 157,500	$ 739,600
Non-cash operating activity		
Investments received in lieu of cash for advisory fees	$ -	$ 600,000
Non-cash financing activity		
Dividends declared not yet paid	$ 67,700	$ 79,400

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

The consolidated financial statements include the accounts of Rothschild North America Inc. and all of its subsidiaries (the "Company"). The Company owns 100% of the voting and common stock of Five Arrows International Holdings Inc. ("FAIH"), New Court Services Inc. ("NCS"), Capital Markets SPC ("SPC"), Rothschild Asset Management Inc. ("RAM"), Rothschild Inc. ("RINC"), Rothschild Ventures Inc. ("RVI"), Rothschild Realty Inc. ("RRI"), Rothschild Realty Group Inc. ("RGI"), Five Arrows International Inc. ("FAI") and Rothschild Financial Services ("RFS"). RRI owns 100% of the voting and common stock of Charter Oak Group Ltd. FAI owns a 1% interest in Rothschild Emerging Markets LLC ("REM") and a 50% interest in NM Rothschild & Sons (Washington) LLC ("NMR Washington") which owns the remaining 99% of REM. The Company's activities and sources of revenue include investment banking, resource and real estate advisory services, underwriting, and portfolio management.

2. Summary of Significant Accounting Policies

All material intercompany balances and transactions have been eliminated.

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and the differences may be material.

Certain prior year balances were reclassified to conform with the current year's presentation.

Cash equivalents include interest bearing deposits having remaining maturities of less than three months at the date of purchase. Substantially all of the Company's cash and cash equivalents are held in accounts at a major financial institution and therefore, are subject to the credit risk of the financial institution.

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Securities owned, included in prepaid expenses and other assets, are stated at fair value, with realized and unrealized gains and losses reflected in income. Securities purchased under agreement to resell have carrying values that approximate fair value as they are short term in nature. The carrying value of other financial instruments approximates their fair value.

Depreciation of furniture and fixtures is provided on either an accelerated or straight line basis over estimated lives, generally three to seven years. Effective for the year ended March 31, 2001, computer equipment previously depreciated over five years is now depreciated over three years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying leases.

Management, investment banking and advisory fees receivable, net include $10,978,900 and $7,705,700 of unbilled services and expenses at March 31, 2002 and 2001, respectively. Such fees for services are recorded when earned. Receivables are shown net of an allowance for doubtful accounts of $1,495,700 and $1,482,600 at March 31, 2002 and 2001, respectively.

Notes payable and notes payable to related parties are reported at amounts that approximate their fair value. The estimated fair values are based upon debt available to the Company with similar terms and maturities.

The minority interest represents the 50% interest in NMR Washington owned by a related party of the Company.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the consolidated financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

On May 31, 2000 the Company repurchased the minority interest in Rothschild Holdings, Inc. ("RHI"), a subsidiary that was subsequently merged into Rothschild North America Inc. Goodwill of $604,000 arising from the transaction is being amortized on a straight-line basis over a period of 10 years.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* which revises the financial accounting and reporting for goodwill and other intangible assets. The Company has estimated that the adoption of SFAS No. 142 will not have a material impact on the consolidated financial statements.

The Company's management, investment banking and advisory fees receivable, net are subject to the credit risk associated with counterparty non-performance. The Company uses various procedures to manage its credit exposure.

3. Securities Purchased under Agreement to Resell

Securities purchased under agreement to resell are with a member firm of the National Association of Securities Dealers, Inc. The amounts presented in the accompanying consolidated statements of financial condition reflect the amounts at which the securities will be subsequently resold under the terms of the agreement. The Company has possession of the underlying assets purchased under agreement to resell. The market value of these underlying assets is reviewed daily to ensure that the counterparty's repurchase commitments are adequately collateralized or, when warranted, additional cash or collateral is obtained. If the other party to this transaction is unable to repurchase the securities sold to the Company, the Company may be required to sell the securities at the prevailing market prices. Collateral received by the Company has not been repledged.

4. Income Taxes

The income tax expense is comprised of current state and local taxes of $137,600 and $392,000 for the years ended March 31, 2002 and 2001, respectively.

The Company's effective tax rate differs from the federal statutory rate due to the following:

	March 31, 2002	March 31, 2001
Expected tax benefit at the federal statutory rate	(34.0)%	(34.0)%
State and local taxes benefit	(8.0)	(8.0)
State and local taxes based on alternate method	0.7	2.2
Valuation allowance	42.0	42.0
	0.7 %	2.2 %

The net deferred tax asset is comprised of:

	As of March 31, 2002	As of March 31, 2001
Deferred tax assets:		
Pension obligations	$ 7,066,400	$ 6,924,000
Deferred rent	1,387,300	1,283,000
Deferred compensation	5,580,700	4,150,000
Allowance for doubtful accounts	822,400	783,300
Net operating losses	14,773,000	7,618,000
Depreciation, net	-	360,900
Deferred income	48,500	380,000
Unrealized loss on investments	82,100	-
Total deferred tax assets	29,760,400	21,499,200
Deferred tax liabilities:		
Unrealized gain on investments	-	(66,200)
Depreciation, net	(61,700)	-
Total deferred tax liabilities	(61,700)	(66,200)
Net deferred tax asset before valuation allowance	29,698,700	21,433,000
Less: Valuation allowance	(21,470,700)	(13,205,000)
Net deferred tax asset	$ 8,228,000	$ 8,228,000

A valuation allowance has been established since it is more likely than not that a portion of the deferred tax asset will not be realized.

5. Common and Preferred Stock

Each share of common stock and special common stock is entitled to receive such dividends as may be declared by the Board of Directors. In the event of any liquidation of the Company, holders of common stock and special common stock are entitled to share ratably in all remaining assets of the Company. Each holder of common stock and special common stock shall be entitled to one vote for each share held by such holder on all Company matters that are subject to vote.

The Company repurchased 191 and 619 shares of the convertible preferred stock from the Rothschild North America Inc. Employees' Profit Sharing Plan (the "Plan") in conjunction with the termination of employees during the years ended March 31, 2002 and 2001, respectively. The treasury stock balances at March 31, 2002 and 2001 represent 4,856 and 4,665 shares of the convertible preferred stock held by the Company as of March 31, 2002 and 2001, respectively. All remaining convertible preferred stock at March 31, 2002 and 2001, of which there are 2,144 and 2,335 shares, respectively, is owned by the Plan. The Company is authorized and directed to purchase additional shares of the convertible preferred stock from the Plan when such shares are repurchased by the Plan in conjunction with the termination of employees. Each share of the convertible preferred stock is nonvoting and may be converted at any time, at the option of the holder, into one share of common stock.

Dividends on the convertible preferred stock are cumulative and are payable annually based on a floating rate calculated at a specified bank prime interest rate plus 1.25% multiplied by the liquidation value per share ($580 per share).

In the event of a liquidation of the Company, holders of the convertible preferred stock are entitled to receive, prior to any distributions of Company assets to other classes of shareholders, the greater of the liquidation value per preferred share or the amount payable to common shareholders per common share upon a distribution of Company assets.

Each share of the cumulative preferred stock is nonvoting and may be converted at any time, at the option of the holder, into one share of common stock. The conversion rate for the cumulative preferred stock may be subject to future adjustment based upon certain circumstances at which time shareholders would be notified.

In the event of any liquidation of the Company, holders of the cumulative preferred stock are entitled to receive, prior to any distributions of assets to other classes of shareholders other than those holding the convertible preferred stock, the greater of the redemption value per share of cumulative preferred stock, thirty-five dollars, or the amount payable to holders of convertible preferred shares, special common shares and the common shares upon a distribution of the Company assets.

At any time on or after January 1, 2004, the Company may redeem shares of the cumulative preferred stock at a price of thirty-five dollars a share plus accrued dividends to the redemption date.

6. Net Capital and Other Regulatory Requirements

RINC, a registered broker-dealer subsidiary of the Company, is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. In addition, RINC is registered with the Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant. As such, RINC is also subject to the CFTC's minimum financial requirements for Futures Commission Merchants. RINC is

required, by the CFTC, at all times to maintain net capital of the greater of $250,000 or 4% of funds required to be segregated under the Commodity Exchange Act. At March 31, 2002 and 2001, RINC had net capital of $14,057,200 and $28,334,200, respectively, which was $13,807,200 and $28,084,200, respectively, in excess of its required minimum net capital of $250,000.

RINC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

7. Employee Profit Sharing and Stock Ownership Plans

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company's contributions to the plan for the years ended March 31, 2002 and 2001 were $446,100 and $640,200, respectively.

The Company has a funded stock ownership plan covering all of its eligible employees. Contributions to the plan, which are at the discretion of the Company, are established annually by management. No contributions were made for the years ended March 31, 2002 and 2001 and management does not plan to make any future contributions.

8. Employee Pension Plan

The Company maintains an unfunded qualified noncontributory, defined benefit pension plan covering designated employees. The plan does not provide for health or other benefits for employees. The pension liability recognized in the consolidated statements of financial condition as of March 31, 2002 and 2001 is $15,510,700 and $15,371,800, respectively.

The following table provides a summary of the changes in the plan's benefit obligation:

	As of March 31,	
	2002	**2001**
Benefit obligation recognized in the consolidated statement of financial condition		
Balance, beginning of year	$ 15,371,800	$ 15,083,700
Interest cost	1,530,900	1,515,000
Benefits paid	(1,392,000)	(1,226,900)
Balance, end of year	$ 15,510,700	$ 15,371,800
Actuarial assumptions		
Discount rate	7.25 %	8.50 %

9. Commitments and Contingencies

Facilities are leased under noncancellable lease agreements which have minimum annual rentals as of March 31, 2002 as follows:

2003	$ 5,554,500
2004	5,774,200
2005	6,137,800
2006	5,910,200
2007	5,910,200
Thereafter through 2014	47,332,500
	$ 76,619,400

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor. Total rental expense for facilities for the years ended March 31, 2002 and 2001 were $5,627,900 and $5,882,700, respectively, net of sublease income. Total future minimum sublease payments expected to be received under the noncancellable sublease at March 31, 2002 and 2001 is $1,360,300 and $2,341,000, respectively which is to be paid ratably through June 30, 2003.

RINC has committed to pay future guaranteed amounts to certain employees totaling $15,810,000 and $20,565,000 as of March 31, 2002 and 2001, respectively. A portion of these amounts are subject to the employees' continued employment with RINC through certain specified dates.

As of March 31, 2001, RINC was involved in a lawsuit relating to its private placement activities, in which the plaintiff had claimed damages for, among other things, alleged breach of contract. This lawsuit was settled during the year ended March 31, 2002 with no liability incurred by the Company.

10. Transactions with Related Parties

Included in accounts payable and accrued expenses at March 31, 2002 and 2001 are liabilities payable to current and former employees for discretionary compensation of $59,283,100 and $39,061,300, respectively. Included in deferred compensation and pension obligations at March 31, 2002 and 2001 are liabilities payable to current and former employees for deferred compensation agreements of $8,982,200 and $6,328,400, respectively.

The notes payable to related parties are carried at cost plus interest. Notes payable to related parties consists of the following notes as of March 31, 2002:

$7,000,000 due May 20, 2002, 2.25%, payable semi-annually	$ 7,000,000
$7,500,000 due September 30, 2002, 3.94%, payable semi-annually	7,500,000
$7,500,000 due September 28, 2003, 3.94%, payable semi-annually	7,500,000
	$22,000,000

The $7,000,000 note payable to a related party, at March 31, 2001, bears interest of 7.00% and matured in May 2001.

Interest expense to related parties during the years ended March 31, 2002 and 2001 amounted to $2,723,900 and $1,988,400, respectively, of which $297,700 and $286,000, respectively, was payable at the year end.

Included in other assets at March 31, 2002 and 2001 are loans made to employees of $634,000 and $761,400, respectively, which bear interest at rates ranging from 0% to 7.75%.

Receivables from and amounts payable to related parties do not bear interest and consist of the following:

	As of March 31,	
	2002	2001
Management, investment banking and advisory fees receivable	$ 2,828,500	$ 822,200
Operating expenses receivable	4,973,200	5,602,500
	$ 7,801,700	$ 6,424,700
Management, investment banking and advisory fees payable	$ 107,500	$ 2,413,700
Operating expenses payable	145,800	1,265,300
	$ 253,300	$ 3,679,000

The Company enters into arrangements with related parties to provide investment banking advisory services for clients. The Company splits fees received with related parties based upon the work performed.

11. Notes Payable

The notes are carried at cost. Notes payable consist of the following:

	As of March 31,	
Description	2002	2001
$1,236,000 due September 1, 2014, 8%, payable monthly	$ 971,900	$ 1,012,000
$4,000,000 due June 7, 2002, 3.23%, under a revolving credit agreement expiring June 2002	4,000,000	-
$4,000,000 due June 30, 2001, 6.15%, under a revolving credit agreement expiring June 2002	-	4,000,000
$513,000 due July 31, 2002, 8.75%, payable annually, plus accrued interest	-	546,900
	$ 4,971,900	$ 5,558,900

12. Subordinated Notes

At March 31, 2002 and 2001, RINC had borrowed $20,000,000 from related parties under subordinated loan agreements. The agreements mature on October 16, 2002 and the notes bear an interest rate equal to LIBOR plus 6.00%. Subordinated notes are includable in RINC's regulatory capital, and can be repaid only if, after giving effect to such repayment, RINC meets the Securities and Exchange Commission's capital regulations. For the years ended March 31, 2002 and 2001, total interest of $1,998,000 and $1,388,000, respectively, was expensed in respect of these subordinated notes, of which $81,400 and $102,900, respectively, was payable at year end.